Exhibit 99.1

VCI Global Accelerates Commercialisation of Enterprise RWA Infrastructure, Entering Execution Phase with Majority-Controlled Digital Voucher Exchange

Definitive Agreement with Mezzofy Positions VCIG to Capture Recurring Transaction Revenue, Secondary Liquidity Value and Scalable Digital Commerce Infrastructure Opportunities

February 18, 2026 | Globe Newswire

KUALA LUMPUR, Malaysia, February 18, 2026 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”) today announced a major execution milestone in its digital asset infrastructure strategy. Its blockchain infrastructure arm, Smart Bridge Technologies Limited (“Smart Bridge”) has entered into a definitive agreement with Mezzofy Holding Limited (“Mezzofy”), an enterprise digital voucher solutions provider serving multinational corporations and Fortune 500 brands, to establish a Real-World Asset (RWA) Digital Coupon Exchange.

The agreement transitions VCI Global from platform development into commercial deployment, positioning the Company to participate directly in transaction-driven digital commerce flows through a majority-controlled infrastructure layer designed around enterprise adoption rather than speculative retail activity.

Under the agreement, Smart Bridge and Mezzofy will jointly establish a dedicated entity to develop, launch, and operate a blockchain-enabled exchange focused on tokenised digital coupons and vouchers. Smart Bridge will retain majority ownership and lead regulatory structuring, settlement infrastructure development, and ecosystem integration, while Mezzofy contributes its enterprise merchant network, tokenisation expertise, and exchange technology stack.

“Digital vouchers have evolved into a core engagement tool for global brands, yet most remain confined within closed ecosystems. By enabling tokenisation and exchange-based infrastructure, this collaboration introduces new interoperability and lifecycle value for enterprise issuers while expanding cross-border digital commerce opportunities,” said Dicky Ying, Chief Executive Officer of Mezzofy.

Mezzofy’s enterprise relationships with global brands are expected to provide an immediate commercialisation pathway, enabling the Exchange to launch with a pre-existing ecosystem rather than relying solely on speculative user acquisition cycles. Access to an established multinational merchant pipeline reduces traditional adoption risk commonly associated with early-stage RWA platforms.

The Company expects the Exchange to evolve into a core infrastructure pillar within VCI Global’s digital asset ecosystem, designed to generate recurring transaction revenue, enterprise onboarding fees, and settlement infrastructure income streams as adoption scales.

The global digital voucher and incentive market represents a multi-hundred-billion-dollar annual ecosystem driven by enterprise marketing, loyalty programs, and cross-border digital commerce.

While billions of dollars worth of digital vouchers and incentives are issued globally each year, most remain locked within closed ecosystems without a structured secondary market or price discovery mechanism. By enabling compliant tokenisation and exchange-based trading, the platform introduces potential secondary liquidity to an asset class that historically lacked resale infrastructure, positioning VCI Global among early infrastructure providers addressing this structural gap in digital commerce.

As enterprises increasingly seek new engagement models and monetisation channels for unused or underutilised vouchers, secondary trading functionality may unlock additional lifecycle value beyond initial issuance, potentially increasing enterprise participation and ecosystem activity over time.

Potential monetisation pathways include:

●	Transaction-based fees from tokenised coupon trading

●	Enterprise tokenisation and infrastructure services

●	Stablecoin-enabled settlement and payment rails

●	Ecosystem-based digital commerce integrations

The agreement establishes a structured governance framework with joint strategic oversight, unified technology development, and milestone-based capital deployment designed to support disciplined scaling toward commercial launch.

“This definitive agreement moves our RWA infrastructure strategy firmly into execution mode. By integrating enterprise merchant distribution with blockchain settlement capabilities, we are positioning VCIG to scale recurring digital commerce revenues through infrastructure ownership rather than one-off initiatives,” said Dato’ Victor Hoo, Group Executive Chairman and CEO of VCI Global.

About VCI Global Limited

VCI Global Limited (NASDAQ: VCIG) is an AI-native operating platform designed to scale and optimize businesses through centralized intelligence, data, and capital discipline.

The Company operates a platform-based model in which subsidiaries, affiliates, and portfolio companies plug into VCI Global’s centralized AI, data, governance, and capital allocation systems, enabling faster execution, improved capital efficiency, and scalable growth across multiple industries.

VCI Global’s platform centralizes AI-enabled execution, standardized KPI frameworks, financial and governance controls, and strategic capital allocation, while operating businesses focus on revenue generation, customer relationships, and local execution.

The Company maintains exposure across advisory, AI, and digital infrastructure, digital assets, energy, automotive, and consumer sectors, and continuously evaluates opportunities to scale, spin off, divest, or discontinue businesses based on performance, scalability, and return on capital.

VCI Global’s platform-centric approach is designed to enhance productivity, improve IPO readiness, and unlock long-term value through disciplined growth and selective capital deployment.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI GLOBAL LIMITED

enquiries@v-capital.co

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